SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa’s Board Nominates Two New Board Members

Board of Directors to Expand to Eight Members with the Election of Renato de Albuquerque and Wilson Amaral de Oliveira

FOR IMMEDIATE RELEASE - São Paulo, September 9th, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced that its nominating committee and Board of Directors have approved the nominations of Renato de Albuquerque and Wilson Amaral de Oliveira to join the Company’s Board of Directors.  An Extraordinary Shareholder’s Meeting will be called for October 14th, 2010 for approval of the nomination of Mr. Albuquerque and Mr. Amaral de Oliveira.

"The expansion of Gafisa’s Board of Directors allows it to benefit from further real estate expertise and additional diversity of experience. Wilson and Renato will not only bring unparalleled knowledge of the Brazilian residential real estate market to the board, but also proven leadership skills, broad management experience in established companies, and a reputation as leading business executives," said Gary Garrabrant, chairman, Gafisa S.A.

Renato de Albuquerque, 83, brings more than 50 years of experience in the Brazilian homebuilding market.  He is one of the co-founders of Alphaville Urbanismo S.A., now a subsidiary of Gafisa, currently one of the largest community developers in Brazil. Albuquerque began his career in 1951 as a co-founder of Construtora Albuquerque, Takaoka S.A., developing important infrastructure projects for the São Paulo, Paraná, Santa Catarina and Rio Grande do Sul state government. In 1973, he began developing the first “suburb” in Brazil, a key project of more than 16 million square meters located in the cities of Barueri and Santana do Parnaíba in the state of São Paulo. In 1995, he founded Alphaville Urbanismo S.A., beginning the successful expansion of the Alphaville brand throughout the country. Albuquerque was a member of the board of directors of Gafisa from 2006 -2007.  He holds a bachelor’s degree in Engineer-Architect from the Polytechnical School of the Universidade de São Paulo.

"Renato’s pioneering accomplishments in the real estate sector and early focus on sustainable business practices will help Gafisa take advantage of new growth opportunities," said Garrabrant.

Wilson Amaral de Oliviera, 57, has been the chief executive officer of Gafisa S.A. since December 2005.  Under his guidance the company has grown to be one of the largest construction Company in Brazil serving all segments of the Brazilian residential real estate market through its three leading brands, Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments.  Since 2005 he has served as a member of the board of directors of the Company’s real estate construction and development subsidiaries, Tenda Construtora S.A. and Alphaville Urbanismo S.A..  Prior to leading Gafisa, Amaral was the managing partner of financial consultancy, Finexia.  He was also a member of the fiscal council of Lojas Americanas S.A., chairman of the board of Hopi Hari S.A., member of the board of Gafisa S.A. (2002), Americanas.com, ABC Supermercados and Toalia, S.A..  He held the position of CEO of Playcenter S.A. and Artex, S.A.  Earlier in his career he was the country manager of DHL Worldwide Express do Brasil Ltda., managing director of Tupi Perfis S.A.and sales and marketing officer of FundiçãoTupy S.A.  Amaral holds a bachelor’s degree in business administration from Fundação Getúlio Vargas.

"Wilson’s hands-on approach to managing Gafisa and expansive vision of the business, as well as his diverse background in managing and leading some of Brazil’s leading consumer companies will provide key additional insight to the diversity of experiences and opinions on the board," said Garrabrant.

These additions increase the number of Gafisa directors to 8. In addition to Albuquerque and Amaral de Oliveira, the members of Gafisa's board are Gary R. Garrabrant, chairman, chief executive officer and co-founder of Equity International; Caio Racy Mattar, investment and construction officer, CBD- Pão de Açúcar Group; Richard L. Huber, private investor; Thomas J. McDonald, chief strategic officer, Equity International; Gerald Dinu Reiss, co-founder Reiss & Castanheira Consultoria e Empreendimentos Ltda; Jose Ecio Pereira da Costa Junior, founder JEPereira Consultoria em Gestão de Negócios.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia

Investor Relations

Phone: +55 11 3025-9297/9242/9305

Fax:+55 11 3025-9348

ir@gafisa.com.br

Media Relations (Brazil)

Patricia Queiroz

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7409

Fax: +55 11 3147-7900

Email: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer